Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Linda Chien

Investor Relations

51job, Inc.

+86-21-6879-6250

ir@51job.com

51job, Inc. Reports Third Quarter 2017 Financial Results

SHANGHAI, November 9, 2017 – 51job, Inc. (Nasdaq: JOBS) (“51job” or the “Company”), a leading provider of integrated human resource services in China, announced today its unaudited financial results for the third quarter of 2017 ended September 30, 2017.

Third Quarter 2017 Financial Highlights:

•	Total revenues increased 22.4% over Q3 2016 to RMB728.2 million (US$109.5 million), exceeding the Company’s guidance range
•	Online recruitment services revenues increased 22.5% over Q3 2016 to RMB488.2 million (US$73.4 million)
•	Other human resource related revenues increased 22.1% over Q3 2016 to RMB240.0 million (US$36.1 million)
•	Gross margin of 72.8% compared with 71.5% in Q3 2016
•	Income from operations increased 36.9% over Q3 2016 to RMB200.9 million (US$30.2 million)
•	Due to the significant impact of the change in fair value of convertible senior notes, basic and fully diluted loss per share was RMB(2.76) (US$(0.41))
•	Excluding share-based compensation expense, loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, non-GAAP adjusted fully diluted earnings per share were RMB3.32 (US$0.50), exceeding the Company’s guidance range

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, said, “Through clear and consistent execution of our strategic plan, we achieved solid revenue growth and margin improvement in the third quarter. The online business outperformed our expectations, with meaningful contribution from both new customer additions as well as higher average spend per customer due to our successful up-selling efforts. The other HR services area is also regaining growth momentum as we better integrate and promote our product offerings into complete, end-to-end HR solutions for employers. We are excited that our business initiatives and investments are demonstrating strong and measurable progress across the board. We believe that 51job is better positioned than ever to efficiently and effectively capture the large HR market opportunity before us in China.”

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51job, Inc. Reports Third Quarter 2017 Financial Results

November 9, 2017

Third Quarter 2017 Unaudited Financial Results

Total revenues for the third quarter ended September 30, 2017 were RMB728.2 million (US$109.5 million), an increase of 22.4% from RMB595.0 million for the same quarter in 2016.

Online recruitment services revenues for the third quarter of 2017 were RMB488.2 million (US$73.4 million), representing a 22.5% increase from RMB398.5 million for the same quarter of the prior year. The growth was driven by an increase in the number of unique employers utilizing the Company’s online services as well as higher revenue per unique employer. The number of unique employers increased 13.9% to 380,866 in the third quarter of 2017 compared with 334,401 in the same quarter of the prior year due to new customer acquisition. Average revenue per unique employer increased 7.6% in the third quarter of 2017 as compared with the same quarter in 2016, driven by successful up-selling efforts that resulted in the purchase of multiple and/or higher value online products and services by customers.

Other human resource related revenues for the third quarter of 2017 increased 22.1% to RMB240.0 million (US$36.1 million) from RMB196.6 million in the same quarter of 2016. The increase was primarily due to greater customer adoption and usage of training, assessment, placement and business process outsourcing services.

Gross profit for the third quarter of 2017 increased 24.4% to RMB524.2 million (US$78.8 million) from RMB421.5 million for the same quarter of the prior year. Gross margin, which is gross profit as a percentage of net revenues, increased to 72.8% in the third quarter of 2017 compared with 71.5% in the same quarter in 2016 primarily due to economies of scale and operating efficiency.

Operating expenses for the third quarter of 2017 increased 17.7% to RMB323.3 million (US$48.6 million) from RMB274.6 million for the same quarter of 2016. Sales and marketing expenses for the third quarter of 2017 increased 19.8% to RMB245.0 million (US$36.8 million) from RMB204.5 million for the same quarter of the prior year primarily due to higher employee compensation expenses, headcount additions and greater advertising expenditures. General and administrative expenses for the third quarter of 2017 increased 11.5% to RMB78.2 million (US$11.8 million) from RMB70.1 million for the same quarter of the prior year primarily due to higher employee compensation expenses and provision for doubtful accounts.

Income from operations for the third quarter of 2017 increased 36.9% to RMB200.9 million (US$30.2 million) from RMB146.8 million for the third quarter of 2016. Operating margin, which is income from operations as a percentage of net revenues, increased to 27.9% in the third quarter of 2017 compared with 24.9% in the same quarter of 2016. Excluding share-based compensation expense, operating margin would have been 31.1% in the third quarter of 2017 compared with 28.5% in the same quarter of 2016.

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51job, Inc. Reports Third Quarter 2017 Financial Results

November 9, 2017

The Company recognized a loss from foreign currency translation of RMB2.2 million (US$0.3 million) in the third quarter of 2017 compared with RMB0.02 million in the third quarter of 2016 primarily due to the impact of the change in exchange rate between the Renminbi and the U.S. dollar on the Company’s U.S. dollar cash deposits and U.S. dollar-denominated convertible senior notes issued in 2014.

In the third quarter of 2017, the Company recognized a mark-to-market, non-cash loss of RMB351.5 million (US$52.8 million) associated with a change in fair value of convertible senior notes compared with RMB42.5 million in the third quarter of 2016. The large non-cash loss was a result of the significant increase in the price of the Company’s American Depositary Shares traded on the Nasdaq Global Select Market during the third quarter of 2017 and its corresponding effect on the fair value of the convertible senior notes.

Other income in the third quarter of 2017 included local government financial subsidies of RMB4.2 million (US$0.6 million) compared with RMB23.0 million in the third quarter of 2016.

Net loss attributable to 51job for the third quarter of 2017 was RMB(167.0) million (US$(25.1) million) compared with net income of RMB108.0 million for the same quarter in 2016. Fully diluted loss per share for the third quarter of 2017 was RMB(2.76) (US$(0.41)) compared with earnings per share of RMB1.84 for the same quarter in 2016.

In the third quarter of 2017, total share-based compensation expense was RMB22.9 million (US$3.4 million) compared with RMB21.4 million in the third quarter of 2016.

Excluding share-based compensation expense, loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, non-GAAP adjusted net income attributable to 51job for the third quarter of 2017 increased 22.0% to RMB209.8 million (US$31.5 million) compared with RMB171.9 million for the third quarter of 2016. Non-GAAP adjusted fully diluted earnings per share were RMB3.32 (US$0.50) in the third quarter of 2017 compared with RMB2.89 in the third quarter of 2016.

As of September 30, 2017, cash and short-term investments totaled RMB7,448.7 million (US$1,119.5 million) compared with RMB6,080.4 million as of December 31, 2016. Short-term investments consist of certificates of deposit with original maturities from three months to one year.

Recent Transaction

In September 2017, the Company announced that it had entered into an agreement to acquire a 60% equity interest in Lagou Information Limited, the holding company incorporated in the Cayman Islands of Beijing Lagou Network Technology Co., Ltd. (“Lagou”), for US$119 million. Founded in 2013, Lagou operates a recruitment website focused on addressing the growing demand for technology and engineering talent in China. The Company is currently in the process of completing the Lagou transaction, and while closing is expected before the end of 2017, the Company’s business outlook and financial guidance for the fourth quarter of 2017 does not include any contribution from the transaction.

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51job, Inc. Reports Third Quarter 2017 Financial Results

November 9, 2017

Business Outlook

Based on current market and operating conditions, the Company’s total revenues target for the fourth quarter of 2017 is in the estimated range of RMB825 million to RMB845 million (US$124.0 million to US$127.0 million).

Guidance for earnings per share is provided on a non-GAAP basis due to the inherent difficulty in forecasting the future impact of certain items, such as gain/loss from foreign currency translation and change in fair value of convertible senior notes. The Company is not able to provide a reconciliation of these non-GAAP items to expected reported GAAP earnings per share, without unreasonable efforts, due to the unknown effect and potential significance of such future impact and changes. Excluding share-based compensation expense, any gain or loss from foreign currency translation, and any mark-to-market gain or loss associated with a change in fair value of convertible senior notes, as well as the related tax effect of these items, the Company’s non-GAAP fully diluted earnings target for the fourth quarter of 2017 is in the estimated range of RMB3.90 to RMB4.10 (US$0.59 to US$0.62) per share. The Company expects total share-based compensation expense in the fourth quarter of 2017 to be in the estimated range of RMB23 million to RMB24 million (US$3.5 million to US$3.6 million).

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB6.6533 to US$1.00, the noon buying rate on September 29, 2017 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Conference Call Information

The Company’s management will hold a conference call at 8:00 p.m. Eastern Time on November 9, 2017 (9:00 a.m. Beijing / Hong Kong time zone on November 10, 2017) to discuss its third quarter 2017 financial results, operating performance and business outlook. To dial in to the call, please use the following telephone numbers:

US: +1-888-346-8982

International: +1-412-902-4272

Hong Kong: 800-905945

China: 4001-201203

Conference ID: 51job

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51job, Inc. Reports Third Quarter 2017 Financial Results

November 9, 2017

The call will also be available live and on replay through 51job’s investor relations website, http://ir.51job.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), 51job uses non-GAAP financial measures of income before income tax expense, income tax expense, adjusted net income, adjusted net income attributable to 51job and adjusted earnings per share, which are adjusted from results based on GAAP to exclude share-based compensation expense, loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items. The Company believes excluding share-based compensation expense and its related tax effect from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect, from its non-GAAP financial measures is useful for its management and investors as such translation or mark-to-market loss is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP financial measures excluding share-based compensation expense, loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

About 51job

Founded in 1998, 51job is a leading provider of integrated human resource services in China. With a comprehensive suite of HR solutions, 51job meets the needs of enterprises and job seekers through the entire talent management cycle, from initial recruitment to employee retention and career development. The Company’s main online recruitment platforms (http://www.51job.com, http://www.yingjiesheng.com, and http://www.51jingying.com), as well as mobile applications, connect millions of people with employment opportunities every day. 51job also provides a number of other value-added HR services, including business process outsourcing, training, professional assessment, executive search and compensation analysis. 51job has a call center in Wuhan and a nationwide sales office network spanning 25 cities across China.

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51job, Inc. Reports Third Quarter 2017 Financial Results

November 9, 2017

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," “targets, "confident" and similar statements. Among other things, statements that are not historical facts, including statements about 51job’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as 51job’s strategic and operational plans, are or contain forward-looking statements. 51job may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. All forward-looking statements are based upon management’s expectations at the time of the statements and involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: execution of 51job’s strategies and business plans; behavioral and operational changes of enterprises in meeting their human resource needs as they respond to evolving social, political, regulatory and financial conditions in China; introduction by competitors of new or enhanced products or services; price competition in the market for the various human resource services that 51job provides in China; acceptance of new products and services developed or introduced by 51job outside of the human resources industry; risks related to acquisitions or investments 51job has made or will make in the future; accounting adjustments that may occur during the quarterly or annual close or auditing process; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; and fluctuations in general economic and business conditions in China. Further information regarding these and other risks are included in 51job’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release and based on assumptions that 51job believes to be reasonable as of this date, and 51job undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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51job, Inc. Reports Third Quarter 2017 Financial Results

November 9, 2017

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Three Months Ended
	September 30, 2016	September 30, 2017	September 30, 2017
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

Revenues:
Online recruitment services	398,475	488,224	73,381
Other human resource related revenues	196,558	240,005	36,073
Total revenues	595,033	728,229	109,454
Less: Government surcharges	(5,746)	(7,891)	(1,186)
Net revenues	589,287	720,338	108,268
Cost of services (Note 2)	(167,827)	(196,155)	(29,482)
Gross profit	421,460	524,183	78,786
Operating expenses:
Sales and marketing (Note 3)	(204,514)	(245,033)	(36,829)
General and administrative (Note 4)	(70,124)	(78,218)	(11,756)
Total operating expenses	(274,638)	(323,251)	(48,585)
Income from operations	146,822	200,932	30,201
Loss from foreign currency translation	(18)	(2,183)	(328)
Interest and investment income, net	12,749	21,230	3,191
Change in fair value of convertible senior notes	(42,523)	(351,500)	(52,831)
Other income, net	25,011	6,043	908
Income (Loss) before income tax expense	142,041	(125,478)	(18,859)
Income tax expense	(34,175)	(41,010)	(6,164)
Net income (loss)	107,866	(166,488)	(25,023)
Net loss (income) attributable to non-controlling interests	135	(494)	(74)
Net income (loss) attributable to 51job, Inc.	108,001	(166,982)	(25,097)

Net income (loss)	107,866	(166,488)	(25,023)
Other comprehensive income (loss)	110	(316)	(47)
Total comprehensive income (loss)	107,976	(166,804)	(25,070)
Earnings (Loss) per share:
Basic	1.85	(2.76)	(0.41)
Diluted (Note 5)	1.84	(2.76)	(0.41)
Weighted average number of common shares outstanding:
Basic	58,236,116	60,566,713	60,566,713
Diluted	58,613,908	60,566,713	60,566,713

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.6533 to US$1.00 on September 29, 2017 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) Includes share-based compensation expense of RMB3,424 and RMB3,674 (US$552) for the three months ended September 30, 2016 and 2017, respectively.

(3) Includes share-based compensation expense of RMB2,942 and RMB3,159 (US$475) for the three months ended September 30, 2016 and 2017, respectively.

(4) Includes share-based compensation expense of RMB15,002 and RMB16,103 (US$2,420) for the three months ended September 30, 2016 and 2017, respectively.

(5) Diluted earnings (loss) per share is calculated in accordance with the "if converted" method. The potential conversion of the convertible senior notes was excluded in the computation of diluted earnings (loss) per share for the three months ended September 30, 2016 and 2017 because the effect would be anti-dilutive. The impact of share options was also excluded in the computation of diluted loss per share for the three months ended September 30, 2017 because the effect would be anti-dilutive.

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51job, Inc. Reports Third Quarter 2017 Financial Results

November 9, 2017

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Nine Months Ended
	September 30, 2016	September 30, 2017	September 30, 2017
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

Revenues:
Online recruitment services	1,123,383	1,352,257	203,246
Other human resource related revenues	555,160	656,852	98,726
Total revenues	1,678,543	2,009,109	301,972
Less: Business tax and surcharges	(27,207)	(23,569)	(3,542)
Net revenues	1,651,336	1,985,540	298,430
Cost of services (Note 2)	(462,554)	(533,364)	(80,165)
Gross profit	1,188,782	1,452,176	218,265
Operating expenses:
Sales and marketing (Note 3)	(580,226)	(678,163)	(101,929)
General and administrative (Note 4)	(206,452)	(220,515)	(33,144)
Total operating expenses	(786,678)	(898,678)	(135,073)
Income from operations	402,104	553,498	83,192
Loss from foreign currency translation	(1,326)	(4,045)	(608)
Interest and investment income, net	45,308	56,104	8,433
Change in fair value of convertible senior notes	(73,535)	(491,410)	(73,860)
Other income, net	89,387	75,767	11,388
Income before income tax expense	461,938	189,914	28,545
Income tax expense	(100,064)	(122,616)	(18,429)
Net income	361,874	67,298	10,116
Net loss (income) attributable to non-controlling interests	673	(766)	(115)
Net income attributable to 51job, Inc.	362,547	66,532	10,001

Net income	361,874	67,298	10,116
Other comprehensive income (loss)	403	(777)	(117)
Total comprehensive income	362,277	66,521	9,999
Earnings per share:
Basic	6.25	1.11	0.17
Diluted (Note 5)	6.22	1.09	0.16
Weighted average number of common shares outstanding:
Basic	57,977,857	59,855,656	59,855,656
Diluted	58,331,573	60,763,317	60,763,317

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.6533 to US$1.00 on September 29, 2017 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) Includes share-based compensation expense of RMB10,562 and RMB10,390 (US$1,562) for the nine months ended September 30, 2016 and 2017, respectively.

(3) Includes share-based compensation expense of RMB9,079 and RMB8,932 (US$1,342) for the nine months ended September 30, 2016 and 2017, respectively.

(4) Includes share-based compensation expense of RMB46,282 and RMB45,530 (US$6,843) for the nine months ended September 30, 2016 and 2017, respectively.

(5) Diluted earnings per share is calculated in accordance with the "if converted" method. The potential conversion of the convertible senior notes was excluded in the computation of diluted earnings per share for the nine months ended September 30, 2016 and 2017 because the effect would be anti-dilutive.

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51job, Inc. Reports Third Quarter 2017 Financial Results

November 9, 2017

51job, Inc.

Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	September 30, 2016	September 30, 2017	September 30, 2017
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

GAAP income (loss) before income tax expense	142,041	(125,478)	(18,859)
Add back: Share-based compensation	21,368	22,936	3,447
Add back: Loss from foreign currency translation	18	2,183	328
Add back: Change in fair value of convertible senior notes	42,523	351,500	52,831
Non-GAAP income before income tax expense	205,950	251,141	37,747
GAAP income tax expense	(34,175)	(41,010)	(6,164)
Tax effect of non-GAAP line items	(3)	124	19
Non-GAAP income tax expense	(34,178)	(40,886)	(6,145)
Non-GAAP adjusted net income	171,772	210,255	31,602
Non-GAAP adjusted net income attributable to 51job, Inc.	171,907	209,761	31,528
Non-GAAP adjusted earnings per share:
Basic	2.95	3.46	0.52
Diluted (Note 2)	2.89	3.32	0.50
Weighted average number of common shares outstanding:
Basic	58,236,116	60,566,713	60,566,713
Diluted	62,649,580	65,962,406	65,962,406

	For the Nine Months Ended
	September 30, 2016	September 30, 2017	September 30, 2017
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

GAAP income before income tax expense	461,938	189,914	28,545
Add back: Share-based compensation	65,923	64,852	9,747
Add back: Loss from foreign currency translation	1,326	4,045	608
Add back: Change in fair value of convertible senior notes	73,535	491,410	73,860
Non-GAAP income before income tax expense	602,722	750,221	112,760
GAAP income tax expense	(100,064)	(122,616)	(18,429)
Tax effect of non-GAAP line items	8	68	10
Non-GAAP income tax expense	(100,056)	(122,548)	(18,419)
Non-GAAP adjusted net income	502,666	627,673	94,341
Non-GAAP adjusted net income attributable to 51job, Inc.	503,339	626,907	94,226
Non-GAAP adjusted earnings per share:
Basic	8.68	10.47	1.57
Diluted (Note 3)	8.51	10.12	1.52
Weighted average number of common shares outstanding:
Basic	57,977,857	59,855,656	59,855,656
Diluted	62,367,245	64,799,349	64,799,349

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.6533 to US$1.00 on September 29, 2017 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) Diluted earnings per share is calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB9,353 and RMB9,328 (US$1,402) related to the convertible senior notes to the numerator of non-GAAP adjusted net income attributable to 51job for the three months ended September 30, 2016 and 2017, respectively. The maximum number of 4,035,672 potentially converted shares related to the convertible senior notes was added to the denominator of diluted common shares for the three months ended September 30, 2016 and 2017.

(3) Diluted earnings per share is calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB27,679 and RMB28,559 (US$4,292) related to the convertible senior notes to the numerator of non-GAAP adjusted net income attributable to 51job for the nine months ended September 30, 2016 and 2017, respectively. The maximum number of 4,035,672 potentially converted shares related to the convertible senior notes was added to the denominator of diluted common shares for the nine months ended September 30, 2016 and 2017.

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51job, Inc. Reports Third Quarter 2017 Financial Results

November 9, 2017

51job, Inc.

Consolidated Balance Sheets

	As of
	December 31, 2016	September 30, 2017	September 30, 2017
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

ASSETS
Current assets:
Cash	1,921,074	2,041,519	306,842
Restricted cash	389	9,244	1,389
Short-term investments	4,159,318	5,407,178	812,706
Accounts receivable (net of allowance of RMB6,144 and RMB4,770 as of December 31, 2016 and September 30, 2017 respectively)	111,246	137,309	20,638
Prepayments and other current assets	527,558	542,022	81,467
Total current assets	6,719,585	8,137,272	1,223,042
Non-current assets:
Long-term investments	189,017	286,284	43,029
Property and equipment, net	526,541	504,373	75,808
Goodwill	217,394	217,394	32,675
Intangible assets, net	73,620	68,311	10,267
Other long-term assets	8,988	7,197	1,082
Deferred tax assets, non-current	765	770	116
Total non-current assets	1,016,325	1,084,329	162,977
Total assets	7,735,910	9,221,601	1,386,019

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	32,516	38,075	5,723
Salary and employee related accrual	103,559	125,341	18,839
Taxes payable	155,786	148,656	22,343
Advance from customers	655,416	894,258	134,408
Convertible senior notes, current	1,257,709	—	—
Other payables and accruals	498,036	739,339	111,124
Total current liabilities	2,703,022	1,945,669	292,437
Non-current liabilities:
Deferred tax liabilities, non-current	57,166	69,102	10,386
Convertible senior notes, non-current	—	1,689,386	253,917
Total non-current liabilities	57,166	1,758,488	264,303
Total liabilities	2,760,188	3,704,157	556,740
Shareholders' equity:
Common shares (US$0.0001 par value: 500,000,000 shares authorized, 60,062,385 and 61,782,154 shares issued and outstanding as of December 31, 2016 and September 30, 2017, respectively)	49	50	8
Additional paid-in capital	1,299,350	1,774,550	266,717
Statutory reserves	13,360	13,360	2,008
Accumulated other comprehensive income	32,282	31,505	4,735
Retained earnings	3,622,402	3,688,934	554,452
Total 51job, Inc. shareholders' equity	4,967,443	5,508,399	827,920
Non-controlling interests	8,279	9,045	1,359
Total equity	4,975,722	5,517,444	829,279
Total liabilities and equity	7,735,910	9,221,601	1,386,019

Note (1): The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.6533 to US$1.00 on September 29, 2017 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

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